FILE NO. 70-10100

                                IN THE MATTER OF

                               FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601




                      Allegheny Energy Supply Company, LLC
                              800 Cabin Hill Drive
                              Greensburg, PA 15601




           The Commission is requested to send copies of all notices, orders and communications in connection with this Certificate of Notification to:



     Gayle M. Hyman                                 Clifford M. Naeve
     Allegheny Energy, Inc.                         William C. Weeden
     800 Cabin Hill Drive                           Skadden, Arps, Slate,
     Greensburg, PA  15601                          Meagher & Flom LLP
                                                    1440 New York Avenue, NW
                                                    Washington, D.C. 20005

On February 21, 2003, and July 23, 2003, the Securities and Exchange Commission (the "Commission") issued orders in File No. 70-10100, Release Nos. 35-27652 and 35-27701 (the "Orders") authorizing, among other things, certain financing transactions. The Orders directed Allegheny Energy, Inc. ("Allegheny") to file on a quarterly basis with the Commission certificates pursuant to Rule 24 of the Public Utility Holding Company Act of 1935. Those certificates are to contain certain financial information pertaining to Allegheny and Allegheny Energy Supply Company, LLC ("AE Supply"), which Allegheny provides below for the period from October 1, 2004 through December 31, 2004 ("the current period").

1. The orders require a table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply. The following table provides this information as of December 31, 2004.


   (in thousands)
    ------------

   Allegheny Energy Inc.
   ---------------------

   Common equity                                  $1,353,816      21.0%
   Preferred stock                                    74,000       1.2%
   Debt                                            5,012,638      77.8%
                                              --------------- ----------
     Total capitalization                         $6,440,454     100.0%
                                              =============== ==========

   (in thousands)
    ------------

   Allegheny Energy Supply, LLC
   ----------------------------

   Members' equity                                  $538,255      16.2%
   Debt                                            2,788,087     83.8%
                                              --------------- ----------
     Total capitalization                         $3,326,342     100.0%
                                              =============== ==========

The information for October and November 2004 has been filed in paper copy, and Allegheny and AE Supply request confidential treatment thereof pursuant to Rule 104(b), 17CFR ss. 250.104(b).

2. Following is a description of the amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of such dividends on the member's equity of AE Supply, as required by the Orders:

On October 28, 2004, AE Supply refinanced and consolidated $1.04 billion outstanding under two term loans. As outlined in an Intercreditor Agreement entered into in February 2003, as part of the financing at that time, an equity contribution by Allegheny to AE Supply of $278 million and a dividend by AE Supply to Allegheny of $128 million occurred as part of the flow of funds at the October 28, 2004 closing. The contribution by Allegheny to AE Supply increased member's equity by $278 million and the dividend by AE Supply to Allegheny decreased member's equity by $128 million.

3. Following is a description of the use by Allegheny of any funds received as a dividend from AE Supply, as required by the Orders:

The dividend was treated as part of the proceeds of the October 28, 2004 closing and was applied to the refinancing of the term loans.

4. The Orders require that Allegheny and AE Supply file updated financial information, including a statement of assumptions underlying the financial projections.

This information has been filed in paper copy, and Allegheny and AE Supply request confidential treatment thereof pursuant to Rule 104(b), 17CFR ss. 250.104(b).

                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                                               Allegheny Energy, Inc.



                                               By: /s/ Thomas R. Gardner
                                                   ----------------------------
                                                   Thomas R. Gardner
                                                   Vice President, Controller &
                                                   Chief Accounting Officer

Date:  March 31, 2005